Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Earnings:
Pretax income before preferred shares from continuing operations	$12,300,467	$58,990,678	$45,411,712	$79,045,303	$49,752,614
Fixed charges	65,690,634	45,508,411	61,038,847	42,809,788	30,450,471
Total	$77,991,101	$104,499,089	$106,450,559	$121,855,091	$80,203,085

Fixed Charges:
Interest (expensed and capitalized)	$56,308,779	$38,430,444	$52,518,198	$38,027,275	$27,043,926
Amortized premiums, discounts and capitalized expenses related to indebtedness	9,344,049	7,042,845	8,491,437	4,765,109	3,387,123
Estimate of interest within rental expenses	37,806	35,122	29,212	17,404	19,422
Total	$65,690,634	$45,508,411	$61,038,847	$42,809,788	$30,450,471

Preferred stock dividend	$24,437,458	$17,175,869	$7,221,041	$1,243,971	$—

Ratio of earnings to combined fixed charges (1)	1.19	2.30	1.74	2.85	2.63
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	0.87	1.67	1.56	2.77	2.63

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.